Exhibit 99.1

TRANSGLOBE ENERGY CORPORATION
MID-QUARTER UPDATE FOR Q2 2013
AND REVISED 2013 GUIDANCE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 20, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter update for the second quarter of 2013 and revised Guidance for 2013. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

Q2 drilled 14 wells resulting in 12 oil wells and 2 dry holes (86% success)

Two new pools discovered at West Bakr

2013 YTD drilled 24 wells resulting in 20 oil wells and 4 dry holes (83% success)

Portion of 2013 planned production ramp up delayed to 2014 due to delays outside the Company’s control

2013 Revised Production Guidance of 19,000 to 20,000 Bopd (mid-point of 19,500 Bopd)

Delay of production growth to 2014 due to an extended Block S-1 shut in, delays in access approvals at South Alamein and a delayed well stimulation program at West Gharib

19,500 Bopd represents a 11% increase over 2012 production of 17,500 Bopd

2013 Revised Funds flow Guidance of $145 million ($1.92/share)

Using 19,500 Bopd (mid-point of guidance) and $100/Bbl Brent pricing

2013 Funds flow sensitivity to pricing of $11 million ($0.16/share) per $10/Bbl Brent pricing

2013 Revised Capital Exploration and Development Budget of $80 million

Egypt $75 million (94%) and Yemen $5 million (6%)

52% of 2013 funds flow guidance of $145 million

TransGlobe’s production averaged 19,222 Bopd in April; 17,872 Bopd in May; and 18,000 Bopd in June to date

May and June production impacted by labor strikes at the GPC processing facility

West Gharib multi-well stimulation program commenced in late June

Block S-1 production (1,700 Bopd) shut-in since November 11th, 2012

Received approvals for two exploration wells in South Alamein

Received $102 million to date from EGPC during 2013

On June 11, 2013 the Company finalized an amendment to its banking facility, which re-established the borrowing base at $100 million (current drawings are $18.5 million). The lending syndicate now consists of Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC”), Export Development Canada (“EDC”), and the International Finance Corporation (“IFC”) a division of the World Bank. SMBC, our lead bank, and EDC are continuing lenders and IFC is a new participant in the facility.

MID Q2 2013 UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled five wells in the second quarter resulting in five oil wells (four at Arta/East Arta and one at Hana).

The East Arta well successfully appraised a Lower Nukhul pool on the North West edge of the East Arta block which had been discovered prior to the 2012 EGPC bid round. The new East Arta well encountered a Lower Nukhul reservoir with 90 feet of net pay. The well has been perforated and is awaiting stimulation prior to being placed on production. The original discovery well initially produced 550 Bopd and is currently producing 370 Bopd after 18 months of production. Based on 3-D seismic mapping the majority of the Lower Nukhul pool appears to extend on to the NW Gharib block. The pool is estimated to contain between 10 and 40 million barrels of Petroleum-Initially-In-Place ("PIIP") (P90 to P10 respectively) based on internal estimates. Approximately 22 additional locations on 40 acre spacing will be required to define the extent of this Lower Nukhul pool.

Two of the Arta wells were drilled west of the main Arta field to appraise a new Upper Nukhul oil discovery drilled in the third quarter 2012. The Arta west discovery well also encountered a new Lower Nukhul sand which was wet. The two appraisal wells encountered Upper Nukhul oil and one of the wells encountered a Lower Nukhul oil reservoir with 18 feet of net pay. The Lower Nukhul pool is estimated to contain between 2 and 10 million barrels of PIIP (P90 to P10 respectively) based on internal estimates. Approximately 10 appraisal locations will be required to define the pool which potentially extends on to the NW Gharib concession. The Arta west discovery well was completed (unstimulated) in the Upper Nukhul and is producing approximately 35 Bopd after 6 months of production. Appraisal wells (Upper and Lower Nukhul) are being completed and will require stimulation.

A development oil well was also drilled in the southern portion of the main Arta pool and another in the Hana pool. Both wells are scheduled for completion in the third quarter. The drilling rig is now moving back to East Arta for additional appraisal/development drilling.

Production

Production averaged 13,798 Bopd in April, 12,359 Bopd in May and 12,500 Bopd to date in June.

Production was lower in May and June due to a combination of unscheduled pump changes, several unrelated labor disputes which restricted our ability to truck oil to the GPC truck terminal and natural declines in production which were not offset by new wells as planned due to a prolonged contract approval process for well stimulations. A new well stimulation contract was approved in June and equipment is being mobilized to the field this week to begin a multi well stimulation program which is expected to restore production to the 13,000 to 14,000 Bopd level later in the third quarter. The company currently has 15 cased wells scheduled for stimulation over the next quarter in addition to the planned drilling for the balance of the year.

The truck receiving terminal constructed at West Bakr K station (year end 2012) allowed the company to produce West Gharib at reduced rates during several unrelated labor disputes which restricted trucking to the GPC truck terminal during May and June. The Company continues to progress a number of infrastructure projects in the West Gharib/West Bakr fields designed to ultimately deliver all West Gharib production to GPC by pipeline and eliminate oil trucking outside the West Gharib field area.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

To date, the Company has drilled four wells in the second quarter resulting in four oil wells (two oil wells in the H field, one oil well in the M field and one oil well in the K field).

The company drilled one development well in the H field which was placed on production at approximately 200 Bopd and one exploration well to the East of H field which is currently logging. Based on preliminary log analysis, the H exploration well appears to be a new pool discovery with approximately 16 feet of oil pay. The rig is scheduled to move to an H field development well following the current exploration well.

In K field the Company drilled a vertical development well in the main Asl A pool which encountered 148 feet of net Asl A oil pay based on logs. The well was completed and placed on production at approximately 100 Bopd.

The main Asl A pool has produced approximately 28 million barrels of oil since being discovered in 1980, or approximately 17% of the internally estimated 169 million barrels in place. At year-end 2012, approximately 4.5 million barrels of proved plus probable (“2P”) remaining reserves were assigned to the Asl A pool which, combined with historical production, equates to an ultimate recovery factor of approximately 19%. Management believes an additional 10% to 20% recovery factor for the K field Asl A pool is possible primarily through infill and down-spaced drilling opportunities. This could increase the ultimate recovery to the 30%-40% range which is a more typical recovery factor for a high quality sandstone reservoir with an active water drive. In addition to the planned K field drilling program the company has identified a number of work-over/remedial well candidates to re-activate wells with un-swept oil potential in the K field.

In M field a successful appraisal/exploration well was drilled which encountered the main Asl A zone and three additional Asl oil zones (new pools) below the main zone. In total, the well encountered approximately 233 feet of net oil pay over the four zones. The well is currently completed in the Asl D (the lower most zone) and was placed on production this week at an initial pumping rate of approximately 700 Bopd.

It is expected that the drilling rig will continue working in West Bakr throughout 2013.

Production

Production averaged approximately 4,692 Bopd in April, 4,817 Bopd in May and 4,820 Bopd to date in June.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

To date, the Company has participated in two Safwa development wells and one exploration well (South Safwa 1X) this quarter resulting in two oil wells and one dry hole respectively. A second exploration well is currently drilling at North Dabaa 1X.

The two development wells (Safwa 3 and Sabbar 2) were drilled and completed as pumping Upper Bahariya oil wells. Safwa 3 was poorly developed and initially produced approximately 25 to 30 Bopd. The Sabbar 2 well was placed on pump this week with an initial pumping rate of approximately 350 Bopd.

The Safwa South-1X exploration well targeting stacked zones in the Cretaceous and Jurassic was drilled to a total depth of 11,150 feet. The well was abandoned as the target formations were not hydrocarbon bearing.

The second exploration well (North Dabaa 1X) is currently drilling with a planned total depth of approximately 13,500 feet. As disclosed in the January 11, 2013 press release, the North Dabaa 1X prospect was independently evaluated as of December 31, 2012 by DeGolyer and MacNaughton Canada Limited “DMCL”. The North Dabaa -1X well is targeting an un-risked Mean Gross Prospective Resource volume of 3.0 million barrels.

Production

Production from East Ghazalat averaged 423 Bopd to TransGlobe in April, 390 Bopd in May and approximately 380 Bopd to date in June. With the addition of Sabbar 2, current production is in the 900 Bopd range (450 Bopd to TransGlobe).

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company approved a budget for 2013 which included an initial eight-well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program includes two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.

The Company has been working closely with EGPC and the Ministry of Oil since early 2012, to obtain military surface access approvals in the South Alamein concession. In early June, the Company received military approval for two exploration wells. The Company is cautiously optimistic that additional approvals will be forthcoming which will allow the start of an exploration drilling and development program in South Alamein.

To date, the Company has received military approvals for the West Manar and Taef exploration prospects which are targeting an estimated 11 million barrels and 25 million barrels of P mean Un-risked prospective resources respectively. The estimated prospective resources were independently evaluated as of December 31, 2012 by DMCL disclosed in the January 11, 2013 press release.

Production

Concurrently the Company is discussing a potential Development lease with EGPC for the Boraq discovery which would facilitate early production from Boraq when military access approval is received. Originally the Company had budgeted for a Q4-2013 startup of production from Boraq (approximately 1,800 Bopd) with an average production rate of 460 Bopd for 2013. First oil from Boraq has been deferred to 2014 primarily due to delayed military approvals.

South Mariut, Arab Republic of Egypt (60% working interest, operated)

With the abandonment of Al Hammam #1 (Q1 press release May 7, 2013), the partners have fulfilled their commitments under the terms of the Concession Agreement and elected to not proceed to the second and final two-year extension period.

It is anticipated that the Company will incur a charge of approximately $20 million against earnings for South Mariut in the second quarter. The $20 million impairment change includes $10.7 million of drilling expenses and $9.3 million of associated exploration/acquisition expenses.

NEW CONCESSIONS - EGPC BID ROUND

EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. It is expected that the new concessions will be ratified in late 2013 or early 2014 when each concession is passed into law.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

One development well was drilled at Godah during the quarter. The Godah 13 oil well is expected to be on production by month end.

Following Godah 13, the drilling rig is scheduled to drill a 4,300 meter exploration well (Salsala 1) located in the south western corner of the Block. The well is expected to take approximately 40 to 60 days to reach total depth. Based on internal estimates provided by the Operator, the Salsala 1 well is targeting an un-risked prospective gross resource potential of 2.6 million barrels on a P mean(most likely) basis.

Production

Field production has averaged approximately 2,200 Bopd (300 Bopd to TransGlobe) to date, during the second quarter.

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

No wells were drilled during the first quarter.

Production

Field production has remained shut-in during 2013 primarily due to labor negotiations with field employees and tender of service/support contracts in the field. A settlement was reached with the field employees in early April and the operator has awarded new service contracts in late May/early June. The new contractors are currently negotiating with the local tribes to provide labor for the respective contracts. It is difficult to predict when the contractor negotiations will be concluded and production will be restored.

If gross field production is restored to pre-shut in levels of approximately 6,800 Bopd, Block S-1 could contribute approximately 1,700 Bopd to TransGlobe going forward.

For guidance purposes, the Company is assuming production will commence in Q4 which would contribute an average of approximately 400 Bopd to TransGlobe in 2013.

2013 Production Outlook

Expected average production for 2013 has been reduced to between 19,000 and 20,000 Bopd. The reduction is due to a number of variables outside of the Company's control such as the delay in government approvals relating to the start of South Alamein drilling and production, delays in government approvals for well stimulation contracts in West Gharib and the delay of the return to operations of Block S-1 in Yemen. Several recent labor disputes by government employees at the GPC processing and shipping facilities at Ras Gharib have caused disruptions to the Company’s oil trucking operations resulting in reduced production during May and June.

Production Forecast
2013 Guidance
Barrels of oil per day	19,000 – 20,000

2013 Funds Flow from Operations Outlook

Funds flow from operations guidance of $145 million ($1.92/share), which is based on an average Dated Brent oil price of $100/Bbl (after Q1) and using the mid-point of the production guidance.

Funds Flow Forecast

($ millions)	2013 Guidance
Funds flow from operations	145.0
Brent oil price ($ per bbl)	100.00

2013 Capital Budget
($ millions)	2013
Egypt	75.0
Yemen	5.0
Total	80.0

The 2013 capital program is split 72/28 between development and exploration, respectively. The Company plans to participate in 46 wells in 2013. It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.

The Company continues to grow in Egypt but at a slower rate than originally planned for 2013 due to delayed approval processes and overall macro-economic pressures in Egypt which have impacted our ability to spend the capital originally budgeted for Egypt. We expect that disruptions to normal business and supply processes will continue in the medium term as Egypt works through its current macro-economic challenges. This has and will continue to impact our ability to execute our programs with the same predictability that we have historically enjoyed in Egypt.

The Company continues to work cooperatively with Government representatives to ensure regular payments of overdue accounts receivable.

Corporate production growth in 2013 is expected to be in the 9 to 14% range, while capital spending will be reduced to the $75 million range which represents approximately 52% of forecasted funds flow for 2013.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com